SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)

Navios Maritime Holdings Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

Y62196103
(CUSIP Number)

December 31, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62196103	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OCEANIC HEDGE FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2008: 3.1% As of April 29, 2009: 0.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y62196103	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OCEANIC INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2008: 3.1% As of April 29, 2009: 0.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y62196103	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TUFTON OCEANIC (ISLE OF MAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2008: 3.1% As of April 29, 2009: 0.4%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y62196103	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CATO BRAHDE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of December 31, 2008: 3,151,159 As of April 29, 2009: 353,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of December 31, 2008: 3.1% As of April 29, 2009: 0.4%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Y62196103	13G/A	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Navios Maritime Holdings Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive office is located at 85 Akti Miaouli Street, Piraeus, Greece, 185 38

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Oceanic Hedge Fund, a Cayman Island Open Ended Investment Company ("Oceanic"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;
(ii)	Oceanic Investment Management Limited, an Isle of Man Company (the "Manager"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by Oceanic;
(iii)	Tufton Oceanic (Isle of Man) Limited, an Isle of Man Company ("TOL (Isle of Man)"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Oceanic;
(iv)

Cato Brahde ("Mr. Brahde"), who serves as the fund manager to Oceanic and the managing director of TOL (Isle of Man), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by Oceanic;

Oceanic, the Manager, TOL (Isle of Man) and Mr. Brahde are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons except Oceanic is St. George's Court, 2nd Floor, Upper Church Street Limited, Douglas, Isle of Man IM1 1EE. The address of the business office of Oceanic is c/o HSBC Securities Services (Isle of Man) Limited, 12/13 Hill Street, Douglas, Isle of Man IM1 1EF.

Item 2(c).	CITIZENSHIP:

Oceanic is organized under the laws of the Cayman Islands. The Manager and TOL (Isle of Man) are organized under the laws of the Isle of Man. Mr. Brahde is a citizen of Norway.

CUSIP No. Y62196103	13G/A	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.0001 per share (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

Y62196103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. Y62196103	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP.

A.	Oceanic Hedge Fund
	(a)	Amount beneficially owned: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
	(b)	Percent of class: As of December 31, 2008: 3.1%; As of April 29, 2009: 0.4%

The percentages used herein and in the rest of this Schedule 13G amendment are calculated based upon the 100,488,784 shares of Common Stock issued and outstanding on December 31, 2008, as reflected in the Company's Form 20-F filed on April 14, 2009.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000

B.	Oceanic Investment Management Limited
	(a)	Amount beneficially owned: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
	(b)	Percent of class: As of December 31, 2008: 3.1%; As of April 29, 2009: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000

C.	Tufton Oceanic (Isle of Man) Limited
	(a)	Amount beneficially owned: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
	(b)	Percent of class: As of December 31, 2008: 3.1%; As of April 29, 2009: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000

D.	Cato Brahde
	(a)	Amount beneficially owned: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
	(b)	Percent of class: As of December 31, 2008: 3.1%; As of April 29, 2009: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: As of December 31, 2008: 3,151,159; As of April 29, 2009: 353,000

CUSIP No. Y62196103	13G/A	Page 9 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y62196103	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 1, 2009

/s/ Cato Brahde
Cato Brahde, (1) individually; (2) as
managing director of
(a) Tufton Oceanic (Isle of Man) Limited,
and (b) Oceanic Investment Management
Limited; and (3) as director and
manager of Oceanic Hedge Fund